SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                   _______________________


                      SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
           OF THE SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. 4)

                   BAYCORP HOLDINGS, LTD.
                  (Name of Subject Company)

                   BAYCORP HOLDINGS, LTD.
             (Name of Persons Filing Statement)

           COMMON STOCK, PAR VALUE $0.01 PER SHARE
               (Title of Class of Securities)

                          072728108
            (CUSIP Number of Class of Securities)

                  ________________________


                     FRANK W. GETMAN JR.
             PRESIDENT & CHIEF EXECUTIVE OFFICER
                   BAYCORP HOLDINGS, LTD.
                  ONE NEW HAMPSHIRE AVENUE
                          SUITE 125
                    PORTSMOUTH, NH 03801
                 TELEPHONE:  (603) 766-4990
(Name, Address and Telephone Numbers of Person Authorized to
 Receive Notices and Communications on Behalf of the Persons
                      Filing Statement)

                         COPIES TO:

        RICHARD A. SAMUELS               M. DOUGLAS DUNN AND
    MCLANE, GRAF, RAULERSON &             JOHN T. O'CONNOR
            MIDDLETON,                MILBANK, TWEED, HADLEY &
     PROFESSIONAL ASSOCIATION                MCCLOY LLP
          900 ELM STREET              ONE CHASE MANHATTAN PLAZA
       MANCHESTER, NH 03105              NEW YORK, NY  10005
    TELEPHONE: (603) 628-1470        TELEPHONE:  (212) 530-5548

___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                      Explanatory Note

     This Amendment No. 4 amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on October 12, 2005 and amended on November 2, November 4, and November 10, 2005, by BayCorp Holdings, Ltd., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the tender offer by Sloan Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Sloan Group Ltd., a Bahamas international business corporation ("Sloan Group"), disclosed in a Tender Offer Statement on Schedule TO
("Schedule TO") dated October 12, 2005 and amended on November 2, November 4, and November 10, 2005 offering to purchase all of the issued and outstanding shares of common stock of the Company at a price of $14.19 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated October 12, 2005 and included as an exhibit to the Schedule TO (which, together with the Offer to Purchase, constitute the "Offer").

     This Amendment is being filed to include as an exhibit under Item 9 of the Schedule 14D-9 a press release issued by the Company and Sloan Group announcing the extension of the Offer. The information in the Schedule 14D-9 is hereby expressly incorporated in this Amendment by reference.

     Amendment No. 1 to Schedule 14D-9, originally filed on
November 2, 2005, was mistakenly refiled at 2:35 p.m. today.



Item 9.        Exhibits.

The exhibit descriptions for Exhibit (a)(1)(i) and Exhibit
(a)(1)(x) are deleted in their entirety and replaced with the following:

(a)(1)(ii) Revised Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to Amendment No. 3 to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on November 10, 2005 ("Amendment No. 3 to the Schedule TO").
(a)(1)(ix) Third Supplement to the Offer to Purchase, dated November 9, 2005 (incorporated by reference to Exhibit (a)(1)(viii) to Amendment No. 3 to the Schedule TO).

The following exhibit is added to Item 9:

(a)(5)(v) Text of Joint Press Release of Sloan Group and the Company, dated November 10, 2005.

                          SIGNATURE

     After  reasonable  inquiry  and  to  the  best  of   my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            BAYCORP HOLDINGS, LTD.


                            By:  /s/ Frank W. Getman Jr.
                               ____________________________
                               Name:  Frank W. Getman Jr.
                               Title:  President & CEO

Date: November 10, 2005



                               3